PHIO PHARMACEUTICALS CORP.

11 Apex Drive, Suite 300A, PMB 2006

Marlborough, MA 01752

June 27, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-3
Filed May 20, 2024
File No. 333-279557
Request for Acceleration of Effective Date

Dear Ms. Sheppard:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on July 1, 2024, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Brandon Kinnard of Hogan Lovells US LLP at (303) 454-2477. Also, please notify Mr. Kinnard when this request for acceleration has been granted.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

By:	/s/ Robert J. Bitterman
Name: Title:	Robert J. Bitterman President and Chief Financial Officer

cc: Brandon Kinnard, Hogan Lovells US LLP